SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2015

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The Company announced that at the Annual General Meeting of Shareholders held on July 2, 2015 (the "Meeting") the following resolutions were approved by the shareholders, each by the respective requisite majority:

1.
Re-election of Mr. Zwi Williger, Mr. Joseph Williger, Mr. Oleksandr Granovskyi, Mr. Israel Yosef Schneorson, Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky, and Mr. Ilan Cohen, as Directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999;

2.
Re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s independent auditors for the year ending December 31, 2015 and for the period until the next Annual General Meeting of the Company's shareholders; authorization of the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.	Appointment of Mrs. Sigal Grinboim as an External Director of the Company for a period of three years, as such term is defined in the Israeli Companies Law, 5759-1999, and approving her compensation;

4.
Appointment of Mr. Menashe Arnon as an External Director of the Company for a period of three years commencing August 30, 2015, as such term is defined in the Israeli Companies Law, 5759-1999, and approving his compensation;

5.	Approval of exemption and indemnification letters for (i) Mrs. Sigal Grinboim, commencing as of the date of approval by the Meeting, and (ii) Mr. Menashe Arnon, commencing August 30, 2015.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")

Dated: July 2, 2015	By:	/s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer